SUB-ITEM 77D: Policies with respect to security investments
Effective May 31, 2002, the fund's investment policy was changed to reflect a change in law, as follows:
Under normal market conditions, the fund will invest at least 80% of net assets, plus any borrowings for investment purposes, in equity securities of technology companies from at least three countries, including the U.S.The fund's 80% investment policy is non-fundamental and may be changed by the Board of Directors of the fund to become effective upon at least 60 days' notice to shareholders prior to any such change.The fund may invest up to 20% of its net assets, plus any borrowings for investment purposes, in debt securities.